FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2018

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 12, 2018, announcing Gilat’s Third Quarter 2018 results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-221546 and 333-223839).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 12, 2018	By: /s/ Yael Shofar
Yael Shofar General Counsel

Gilat Reports Strong Profitability in Q3 2018,
Raises Objectives for 2018 Operating Profit and EBITDA

GAAP operating income of $6.0 million is up 79.6% year over year and Adjusted
EBITDA of $9.1 million up 27.8% year over year;

Company raises 2018 objective of GAAP operating income to between $22 to
$24 million (from $17 to 21 million), and Adjusted EBITDA to between $35 to $37 million (from $30 to $34 million)

Petah Tikva, Israel – November 12, 2018 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the third quarter ended September 30, 2018.

Key Financial Highlights:
•	Revenues for Q3 2018 were $62.8 million, compared with $69.9 million in Q3 2017.

•	Continued strong profitability:

o	Q3 2018 GAAP operating income increased to $6.0 million, up 79.6% from Q3 2017.

o	Q3 2018 Non-GAAP operating income rose to $6.5 million, up 32.7% year over year.

o
Q3 2018 GAAP net income was $8.7 million, or $0.16 per diluted share (including a one-time tax benefit of $4.1 million related to the Company's US subsidiary), compared with $2.1 million, or $0.04 per diluted share, in Q3 2017.

o	Q3 2018 non-GAAP net income was $5.1 million, or $0.09 per diluted share, versus $3.6 million, or $0.07 per diluted share, in Q3 2017.

o	Q3 2018 Adjusted EBITDA increased 27.8% from Q3 2017 to $9.1 million, or 14.5 % of revenues.

•
Updated management objectives for 2018: GAAP operating income increased to between $22 to $24 million (from $17 to 21 million), and Adjusted EBITDA increased to between $35 to $37 million (from $30 to $34 million). Revenue range revised to between $265 to $275 million (from $285 to 305 million) due to continued delays in the Company's projects for FITEL in Peru, as well as exerting caution as it relates to the Company's two additional recently awarded regional telecommunications infrastructure projects in Peru. Recently, the losing party appealed the award and obtained a preliminary injunction against the award. Gilat has been informed by FITEL that it believes the injunction was improperly obtained and FITEL is opposing it. Gilat is not a party in either action and based on advice of counsel, firmly believes that the chances of success of the losing party’s appeal are remote, yet decided to exert caution and reduce its revenue targets for 2018.

Yona Ovadia, CEO of Gilat, commented:
 “I am pleased to report that the third quarter of 2018 was another strong quarter for Gilat.  We continued to increase profitability, with noteworthy year-over-year growth in GAAP operating income and Adjusted EBITDA.  We also continued to benefit from our investment in our growth engines of cellular backhaul and In-Flight Connectivity (IFC) and in our focus on improving profitability.
“From a business perspective, Gilat was awarded multi-million-dollar projects around the globe. New projects were secured in Russia, China and Japan, for broadband and high throughput satellites in which Gilat will provide its multi-service ground segment.
“From a technological perspective, we reached a major milestone with our partners Global Eagle and Telesat for demonstrating the first-ever live in-flight connectivity with a LEO satellite as well as switchover between Telesat’s GEO and LEO satellites.
“We also remain optimistic and committed to our opportunities in Peru, although we decided to exercise caution and reduce our revenue target for the full year due to the events in Peru mentioned above.  We strongly expect, however, that we will overcome these challenges in the coming few months.”
Mr. Ovadia concluded: “We are confident in our strategy and remain focused on our growth engines of cellular backhaul, IFC, and HTS/VHTS, as well as on balancing our investments in R&D to maintain product leadership while continuously improving profitability, as evidenced by the increase in our profit targets for the year.”
Key Recent Announcements:

•	JSAT Awards Gilat Multi-Million US Dollar Project for Mobility and Fixed Broadband Services in Japan
•	Gilat to Provide the Ground Network for China Satcom’s ChinaSat-18
•	Global Eagle and Gilat Use Telesat’s Phase 1 LEO Satellite to Demonstrate First Ever, Live In-flight Broadband Connectivity via LEO
•	Hispamar and Gilat Launch a Satellite-Based Broadband Service in Brazil to Promote High-Quality Internet Access
•	Gazprom Space Systems and Gilat Sign $18M Contract to Provide Broadband Connectivity Across Russia over New Yamal 601 Ka Satellite

Conference Call and Webcast Details:
Gilat management will host a conference call today, Monday, November 12, to discuss the third quarter results.  The details are as follows:

Conference Call and Webcast
 Following the release, Yona Ovadia, Chief Executive Officer, and Adi Sfadia, Chief Financial Officer, will discuss Gilat’s third quarter 2018 results and participate in a question and answer session:

Date:               Monday, November 12, 2018
Start:               09:30 AM EST / 16:30 IST
Dial-in:            US: 1-888-668-9141
                        International: (972) 3-918-0609

A simultaneous Webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: www.veidan-stream.com/gilatq3-2018.html

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Conference Call Replay
Start:               November 12, 2018 at 12:00 PM EST / 19:00 IST
End:                November 17, 2018 at 12:00 PM EST / 19:00 IST
Dial-in:           US: 1-888-782-4291
                        International: (972) 3-925-5904

Non-GAAP Measures
 The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance.

Adjusted EBITDA (operating income before depreciation, amortization, non-cash stock option expenses, costs related to acquisition transactions, restructuring cost, goodwill impairment, impairment of long lived assets, trade secrets litigation expenses and expenses under amnesty program) is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's Operating income and Adjusted EBITDA is presented in the attached summary financial statements.

This news release also contains a forward-looking estimate of Adjusted EBITDA projected to be generated by Gilat in 2018. A forward-looking estimate of net income and reconciliations of the forward-looking estimates of Adjusted EBITDA to net income are not provided because the items necessary to estimate net income are not estimable at this time. Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
+1-203-972-0186
junefil@optonline.net

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,
	2018	2017	2018	2017
	Unaudited		Unaudited

Revenues	$196,662	$200,104	$62,780	$69,936
Cost of revenues	128,639	142,845	38,586	49,587

Gross profit	68,023	57,259	24,194	20,349

Research and development expenses	25,280	20,648	8,550	7,181
Less - grants	1,204	820	394	297
Research and development expenses, net	24,076	19,828	8,156	6,884
Selling and marketing expenses	17,209	17,187	5,493	5,837
General and administrative expenses	12,963	14,153	4,574	4,303
Litigation expenses	-	873	-	-

Total operating expenses	54,248	52,041	18,223	17,024

Operating income	13,775	5,218	5,971	3,325

Financial expenses, net	(3,166)	(3,169)	(978)	(1,123)

Income before taxes on income	10,609	2,049	4,993	2,202

Taxes on income (tax benefit)	(2,505)	(1,349)	(3,659)	152

Net income	$13,114	$3,398	$8,652	$2,050

Earnings per share (basic and diluted)	$0.24	$0.06	$0.16	$0.04

Weighted average number of shares used in
computing earnings per share
Basic	54,858,038	54,667,795	54,950,327	54,703,658
Diluted	55,682,707	54,723,315	55,818,557	54,788,086

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	September 30, 2018			September 30, 2017
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$24,194	268	$24,462	$20,349	1,210	$21,559
Operating expenses	18,223	(254)	17,969	17,024	(357)	16,667
Operating income	5,971	522	6,493	3,325	1,567	4,892
Income before taxes on income	4,993	522	5,515	2,202	1,567	3,769
Net income	$8,652	(3,589)	$5,063	$2,050	1,567	$3,617

Earnings per share (basic and diluted)	$0.16	$(0.07)	$0.09	$0.04	$0.03	$0.07

Weighted average number of shares used in
computing earnings per share
Basic	54,950,327		54,950,327	54,703,658		54,703,658
Diluted	55,818,557		56,020,550	54,788,086		54,979,360

(1)
Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, trade secrets litigation expenses, tax expenses under amnesty program and first time recognition of deferred tax benefit.

	Three months ended September 30, 2018	Three months ended September 30, 2017
	Unaudited	Unaudited

GAAP net income	$8,652	$2,050

Gross profit
Non-cash stock-based compensation expenses	35	15
Amortization of intangible assets related to acquisition transactions	233	1,195
	268	1,210
Operating expenses
Non-cash stock-based compensation expenses	203	193
Amortization of intangible assets related to acquisition transactions	51	164
	254	357

Tax on income	(4,111)	-

Non-GAAP net income	$5,063	$3,617

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Nine months ended			Nine months ended
	September 30, 2018			September 30, 2017
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$68,023	2,698	$70,721	$57,259	3,620	$60,879
Operating expenses	54,248	(805)	53,443	52,041	(2,642)	49,399
Operating income	13,775	3,503	17,278	5,218	6,262	11,480
Income before taxes on income	10,609	3,503	14,112	2,049	6,499	8,548
Net income	$13,114	(608)	$12,506	$3,398	6,499	$9,897

Basic income per share	$0.24	$(0.01)	$0.23	$0.06	$0.12	$0.18

Diluted income per share	$0.24	$(0.02)	$0.22	$0.06	$0.12	$0.18

Weighted average number of shares used in
computing earnings per share
Basic	54,858,038		54,858,038	54,667,795		54,667,795
Diluted	55,682,707		55,896,940	54,723,315		54,850,309

(1)
Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, trade secrets litigation expenses, tax expenses under amnesty program and first time recognition of deferred tax benefit.

	Nine months ended September 30, 2018	Nine months ended September 30, 2017
	Unaudited	Unaudited

GAAP net income	$13,114	$3,398

Gross profit
Non-cash stock-based compensation expenses	77	38
Amortization of intangible assets related to acquisition transactions	2,621	3,582
	2,698	3,620
Operating expenses
Non-cash stock-based compensation expenses	653	588
Amortization of intangible assets related to acquisition transactions	152	553
Trade secrets litigation expenses	-	873
Tax expenses under amnesty program	-	628
	805	2,642

Finance and taxes on income under amnesty program	-	237
Tax on income	(4,111)	-

Non-GAAP net income	$12,506	$9,897

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Nine months ended September 30,		Three months ended September 30,

	2018	2017	2018	2017
	Unaudited		Unaudited

GAAP operating income	$13,775	$5,218	$5,971	$3,325
Add:
Non-cash stock-based compensation expenses	730	626	238	208
Trade secrets litigation expenses	-	873	-	-
Tax expenses under amnesty program	-	628	-	-
Depreciation and amortization	10,205	9,884	2,883	3,580

Adjusted EBITDA	$24,710	$17,229	$9,092	$7,113

SEGMENT REVENUE:

	Nine months ended September 30,		Three months ended September 30,

	2018	2017	2018	2017
	Unaudited		Unaudited

Fixed Networks	$108,786	$81,408	$34,943	$29,607
Mobility Solutions	67,626	55,797	21,848	18,888
Terrestrial Infrastructure Projects	20,250	62,899	5,989	21,441

Total revenue	$196,662	$200,104	$62,780	$69,936

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEET
U.S. dollars in thousands

	September 30,	December 31,
	2018	2017
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$59,827	$52,957
Restricted cash	38,566	29,288
Restricted cash held by trustees	4,790	4,325
Trade receivables, net	86,107	108,842
Inventories	26,619	28,853
Other current assets	33,342	21,686

Total current assets	249,251	245,951

LONG-TERM INVESTMENTS:
Long-term restricted cash	140	187
Severance pay funds	7,173	8,188
Other long term receivables	5,537	1,071

Total long-term investments	12,850	9,446

PROPERTY AND EQUIPMENT, NET	82,999	82,246

INTANGIBLE ASSETS, NET	2,772	5,709

GOODWILL	43,468	43,468

TOTAL ASSETS	$391,340	$386,820

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEET
U.S. dollars in thousands

	September 30,	December 31,
	2018	2017
	Unaudited	Audited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$4,465	$4,479
Trade payables	21,343	33,715
Accrued expenses	64,418	70,534
Advances from customers and deferred revenues	31,720	16,721
Advances from customers, held by trustees	-	1,416
Other current liabilities	19,947	20,044

Total current liabilities	141,893	146,909

LONG-TERM LIABILITIES:
Accrued severance pay	7,029	7,999
Long-term loans, net of current maturities	8,216	12,582
Other long-term liabilities	653	1,008

Total long-term liabilities	15,898	21,589

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,619	2,601
Additional paid-in capital	924,072	921,726
Accumulated other comprehensive loss	(4,818)	(3,046)
Accumulated deficit	(688,324)	(702,959)

Total equity	233,549	218,322

TOTAL LIABILITIES AND EQUITY	$391,340	$386,820

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (*)
U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2018	2017	2018	2017
	Unaudited		Unaudited
Cash flows from operating activities:
Net income	$13,114	$3,398	$8,652	$2,050
Adjustments required to reconcile net income
to net cash provided by (used in) operating activities:
Depreciation and amortization	10,205	9,884	2,883	3,580
Capital loss from disposal of property and equipment	96	135	96	90
Stock-based compensation of options and RSU's	730	626	238	208
Accrued severance pay, net	45	129	(2)	23
Exchange rate differences on long-term loans	(24)	151	(11)	38
Deferred income taxes, net	(4,415)	(300)	(4,386)	(141)
Decrease (increase) in trade receivables, net	22,209	2,833	(7,260)	(2,215)
Increase (decrease) in other assets (including short-term, long-term
and deferred charges)	(10,659)	(3,840)	(1,508)	2,795
Decrease (increase) in inventories	834	(9,229)	502	(5,671)
Decrease in trade payables	(12,249)	(1,082)	(615)	(1,619)
Increase (decrease) in accrued expenses	(5,108)	14,655	(3,128)	3,237
Increase (decrease) in advance from customers	11,129	(11,714)	16,109	(6,004)
Increase (decrease) in advances from customers, held
by trustees	(1,478)	(2,340)	-	1,002
Increase (decrease) in other current liabilities and other long term liabilities	3,597	358	(1,978)	2,263
Net cash provided by (used in) operating activities	28,026	3,664	9,592	(364)

Cash flows from investing activities:
Purchase of property and equipment	(7,905)	(3,408)	(2,891)	(1,236)
Net cash used in investing activities	(7,905)	(3,408)	(2,891)	(1,236)

Cash flows from financing activities:
Issuance of restricted stock units and exercise of stock options	1,638	569	1,065	76
Repayment of long-term loans	(4,356)	(4,528)	(107)	(145)
Net cash provided by (used in) financing activities	(2,718)	(3,959)	958	(69)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(837)	255	(128)	364

Increase (decrease) in cash, cash equivalents and restricted cash	16,566	(3,448)	7,531	(1,305)

Cash, cash equivalents and restricted cash at the beginning of the period	86,757	111,633	95,792	109,490

Cash, cash equivalents and restricted cash at the end of the period	$103,323	$108,185	$103,323	$108,185

(*) In November 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for annual and interim periods beginning after December 15, 2017. The Company adopted this standard during the first quarter of 2018 using the retrospective transition method, as required by the new standard.

The following table provides a reconciliation of cash and cash equivalents, restricted cash, restricted cash held by trustees and long term restricted cash reported within the consolidated balance sheets that sum to the total of such amounts in the consolidated statements of cash flows:

	September 30,
	2018	2017
	Unaudited

Cash and cash equivalents	$59,827	$77,234
Restricted cash	38,566	24,275
Restricted cash held by trustees	4,790	6,503
Long term restricted cash included in other assets	140	173
Cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	$103,323	$108,185